November 21, 2006

Current Technology Updates Turkey

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

During October Current Technology’s (the “Company’s”) exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), hosted a very successful meeting to formally introduce ElectroTrichoGenesis (“ETG”) to the medical community. Sanomed’s principal Mr. Ali Bicken reports expressions of significant interest in ETG by a number of meeting participants.

“Mr. Bicken is pleased with the progress of the sales cycle,” states Company COO Anthony Harrison. “He believes he will be able to close a further four ETGs by the end of this year.”

The Company is shipping another ETG to Sanomed this week, bringing the total number shipped to six since last March. “Clearly Mr. Bicken’s professional approach is bearing fruit. Assuming he meets his objective of four additional sales by year end, he will have purchased 10 ETGs with three months to go in his first year as our distributor,” states CEO Robert Kramer. “We look forward to further defining how we might work more closely together in other markets.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees. You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

November 3, 2006

Current Technology and Strategic Laser Commence Australian Initiative

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) reports commencement of formal negotiations with Strategic Laser & MedSpa, LLC (“Strategic Laser”) for the distribution of TrichoGenesis platform products in Australia. “Our proposed partner in this venture is an Australian group with strong financial reaources and a keen understanding of the health and beauty sector,” states Strategic Laser CEO Jason Olcese. “They see the same potential in Australia we see in the United States and are anxious to proceed.”

“We have confidence in Strategic Laser’s abilities,” states Company CEO Robert Kramer, “and look forward to the successful conclusion of these negotiations.”

Referring to its launch of CosmeticTrichoGenesis (“CTG”) in the United States, Strategic Laser’s Olcese continues, “we are making significant progress and confirm we will be taking delivery of the first CTGs this month. We are working with top tier salons in the Santa Barbara to San Diego, California corridor and have high expectations for our US launch.”

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design of the Company’s products.

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company’s currently foresees. You should not place undue reliance on such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100